R E P R I N T E D  F R O M  S E P T E M B E R  2 3 ,  2 0 0 2



                                 THE WALL STREET
                                   TRANSCRIPT
               Questioning Market Leaders For Long Term Investors

                              Hoover's, Inc. (HOOV)


JEFFREY R. TARR joined Hoover's, Inc., as President and CEO in May 2001. Since that time the company has achieved profitability by refocusing its strategy, reducing costs, and growing subscription revenues. In March 2002, Mr. Tarr was elected Chairman of the Board. Before joining Hoover's, he was CEO of all.com, Inc., a company that specialized in Web-based technical support for small businesses. Earlier, Mr. Tarr was a Vice President and General Manager at U S WEST (now Qwest). Under his leadership, U S WEST emerged as the leading provider of a variety of Internet products and services in its 14-state region, including the number one Internet Yellow Pages, the number one Web site developer, and the leading provider of locally targeted Internet advertising solutions. Prior to joining U S WEST, Mr. Tarr led sales and marketing for an international entertainment software publisher, and was a consultant with Bain & Company, based in its Paris office. Mr. Tarr has written about customer service and international business for The Wall Street Journal Europe and EuroBusiness. He holds an AB in Public and International Affairs from Princeton University and an MBA from Stanford University.

                           SECTOR - INTERNET SERVICES

TWST: Could we begin with some highlights in the evolution of Hoover's?

     Mr. Tarr: The company was founded 12 years ago as a book publisher, The Reference Press. Prior to Hoover's, high-quality business information had been only available to a select few and only available at very high prices. The founding concept was to take that business information and make it available to a much broader audience at much more affordable pricing. And that was done through the publication of Hoover's Handbooks.

     In 1994, Hoover's became an early mover on the Internet, striking a deal with the predecessor to AOL, and making Hoover's information available electronically. In July 1999, Hoover's went public, and I joined the company in May 2001. Since May, we've done a great deal to take full advantage of Hoover's tremendous assets, while positioning the company for future profitable growth.

     TWST: Has there been some refocusing on the core business of the company?

Mr. Tarr: Absolutely. In September 2001, three or four months after I joined the company, we announced a more focused approach to the business. Essentially, we re-focused on our core business of subscriptions. Within that subscription business, we focused on a primary segment, a market that we call SMB-Squared -- sales, marketing and business development professionals within small and midsized businesses. This has allowed the company to grow our core business at very compelling rates of growth, while driving the company to profitability.

     TWST: Could you describe what you offer in relation to the competitive landscape?

Mr. Tarr: Hoover's competes against two groups of competitors. On the high end, we compete against very expensive, premium-priced business information services. We offer a very competitive product at much more affordable prices, which is consistent with Hoover's history.

     On the low end, we compete against free information sources. There are fewer free information sources left on the Internet from a couple of years ago, as so many have found that their business models were not sustainable. But today we differentiate ourselves versus the few remaining free information sources in a couple of ways.

     One, we cover not only public companies, but also private companies, which is unique. Two, we provide authoritative thirdparty information, as opposed to what is affectionately called in the industry an "SEC scrape," where typically, information is simply pulled and copied verbatim from SEC documents. We have writers and analysts who cover these businesses and provide an authoritative third-party view. I think we've all learned in recent months how important that is.

     TWST: With this fragmentation, how strong is the possibility of consolidation?

Mr. Tarr: Many industries experience consolidation, and I think that is clearly a factor in the business information world. At the same time, this is a big market, and there is plenty of room for smaller, growing players such as Hoover's.

     Mr. Tarr: It does matter. Austin has a highly educated population. We are a university town, in the backyard of the University of Texas, and many graduates of UT don't want to leave Austin because it's such a desirable place to live. That gives us a wonderful population from which to recruit.

     TWST: How often do you get talented people out of the University of Texas? Do they stay for a while, and then move on?

     Mr. Tarr: There is some level of that. We have others who have stayed with Hoover's for many years. We have extensive training programs in our editorial group, so we are able to recruit and train people in the way we do things here at Hoover's. Many of them stay, and some of them move on to do other great things.

     TWST: What is your scenario for the next five years?

     Mr. Tarr: We believe the market we are pursuing is a billion dollar opportunity in the US alone, and Hoover's, as a relatively small company, sees much opportunity for future growth. Our focus right now is to establish a commanding lead in the markets that we serve. We're focused on developing new product features, new tools, and new content to better serve our customers, and new marketing and sales efforts to find more customers like the ones we have. We're confident that pulling those levers is going to allow us to continue to grow our subscription business in an exciting fashion.

"The market we are pursuing is a billion dollar opportunity in the US alone, and Hoover's, as a relatively small company, sees much opportunity for future growth. Our focus right now is to establish a commanding lead in the markets that we serve."

     TWST: You mentioned analysts and writers, and I think we're all struck by the quality of writing in the company capsules. How do you manage to do it?

     Mr. Tarr: We have very talented people here, more than 80 experts, who are organized by industry and who specialize in covering specific companies. They get to know these companies very well and are constantly updated through a variety of news feeds on developments within those companies. They are constantly keeping our Hoover's Company Information updated, current, accurate and complete. They are very talented folks, many of whom come from the University of Texas here in Austin.

     TWST: Does being located in Austin matter in terms of the company's success?

     Our vision is to be the leading provider of business information in the markets we serve. Our goal is to be a $100 million company with gross margins of 70%-75% and net margins of 25%.

     TWST: Could you describe more specifically some of the new features, tools and products that you are offering?

     Mr. Tarr: While I can't tell you about new features we have not yet announced, we recently did launch a new product called Hoover's Pro Plus. Hoover's Pro Plus gives our customers the ability to download the information from Hoover's into Excel spreadsheets, and from there, to move it into other desktop applications such as contact managers. It is a feature our users had been requesting in large numbers, and it provided us the basis for a more expensive subscription offering -- a $5,000 offering as opposed to our standard $2,000 offering. It has been well received in the marketplace.

C O M P A N Y I N T E R V I E W

     TWST: Is there a possibility that you might want to do some business beyond the borders of the US at some point?

     Mr. Tarr: We actually do business in other countries. We have customers around the world who are interested in our information on both US companies and Global 2000 companies.

     We also have a sales agent in the UK who has been selling Hoover's subscriptions for us in the United Kingdom, and has met with a great deal of success.

     TWST: Going forward, what problems or challenges might you foresee?

     Mr. Tarr: Certainly, we all operate in an economy that is unpredictable and challenging. I'm pleased that Hoover's has fared well, despite what has been a very challenging economic environment. I'm hopeful that will continue. We have no control over the economy -- all we can do as a management team is to navigate those waters as well as possible.

     TWST: What are the elements in your own background that led you to Hoover's?

     Mr. Tarr: I actually started my career as a strategy consultant with Bain & Company, but spent the latter part of my career focused on bringing new and compelling products and services to the mid-market. This mid-market focus has been helpful here at Hoover's.

     TWST: Do you feel that Wall Street understands you as well as you'd like it to?

     Mr. Tarr: One of the challenges we faced in the last number of years is the decline in the market for Internet advertising, which used to be a much more important revenue stream for Hoover's. In the last couple of years, the decline in Internet advertising has largely masked the strong double-digit growth in our core business.

     So, if one looks at Hoover's from 10,000 feet and doesn't dig beneath the numbers, one sees a business that appears not to have grown its top line significantly in the last year. But if you focus on our core business, in the last quarter subscriptions were 77% of total revenue and growing at double-digit rates.

"We have strong growth in our core subscription business, which represents the majority of our revenues and an increasing percentage of our revenues. We also have strong operating leverage in the business. Very small changes in the top line have a very big positive impact on the bottom line. So we're at an interesting pivotal point in the company's development."

     I would say our greatest challenge in the marketplace is competing against the status quo: convincing people who are spending enormous amounts of time doing their own research that there is a better way -- that they can rely on our experts to provide them with current access to complete, authoritative information on the companies, business executives and industries they care about.

     TWST: Would you say that the freshness of your writing is a strength for the company in the long run?

     Mr. Tarr: Absolutely. People would rather read well-written information than information that is simply thrown together.

     Hoover's experts write with a very clear editorial voice, which makes it very apparent to our customers that our information is created by people-- people who know a company and the industry in which it operates, as opposed to the information being machine-generated.

     It is clear that there is an exciting growth business here at Hoover's. What Wall Street has been able to easily see very clearly is the improving bottom-line performance and the strong operating cash flow. Our expectation is that at some point in the not-too-distant future, with declines in Internet advertising behind us, the growth on the top line and the growth in our core business will be more easily visible to casual observers of the company. If you combine that with the strong operating leverage in the business and the bottom-line performance, I believe the story is soon to be more fully understood.

     TWST: Could you give us the three or four best reasons why the long-term investor in particular should be looking at Hoover's?

     Mr. Tarr: We have strong growth in our core subscription business, which represents the majority of our revenues and an increasing percentage of our revenues.

     We also have strong operating leverage in the business. Very small changes in the top line have a very big positive impact on the bottom line. So we're at an interesting pivotal point in the company's development.

     We have a very compelling product offering, a very strong brand, and a terrific team of folks who are working together to create shareholder value.

     TWST: In light of current investor concerns regarding corporate governance, what message do you have for your shareholders?

     Mr. Tarr: Hoover's has always had integrity as a core value. It's important when you look at what we do -- covering companies -- that we have such integrity. It's the essence of who we are.

     Our CFO and I recently certified our financial results. We believe our business is very easy to understand, with very transparent reporting. Our goal is for all interested investors to be able to easily and fully understand our business. TWST: Thank you. (MC)


JEFFREY R. TARR
Chairman & CEO
Hoover's, Inc.
5800 Airport Boulevard
Austin, TX 78752
(512) 374-4500
(512) 374-4501 - FAX
 www.hoovers.com
                                                       H O O V E R ' S , I N C .

   C O M P A N Y I N T E R V I E W




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